

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2010

By U.S. Mail and Facsimile (202) 204-5600

Patrick G. O'Brien
President and Chief Executive Officer
FedFirst Financial Corporation
Donner at Sixth Street
Monessen, Pennsylvania 15062

Re: FedFirst Financial Corporation
Registration Statement on Form S-1
Filed March 12, 2009
File No. 333-165437

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Guide III

1.   Please expand the filing to include information for each reporting period (i.e., three years) with regard to Items I and V. Information for Item VII (Short Term Borrowings) should be presented for each category of short-term borrowings, as applicable.

Prospectus Cover Page

2.   Please confirm that the prospectus cover page will be printed in 10-point type or larger.

Inside Cover Page

3.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Risk Factors, page 15

4.   Add a risk factor to discuss the fact that your counsel is not able to give an unqualified opinion with regard to the tax consequences of the receipt of the subscription rights by eligible parties.

Changes in Interest Rates could reduce our net interest income and earnings, page 15

5.   Please revise to quantify the risk of rising interest rates on your net interest margin and net income.

Our emphasis on residential mortgage loans exposes us to a risk of loss…, page 16

6.   To the extent available, please provide quantified data regarding home price declines and increased foreclosure and unemployment rates for your market area.

Commercial lending may expose us to increased lending risks, page 16

7.   Please revise to discuss the current economic conditions in your primary lending markets for commercial real estate, construction and commercial loans.

Our market area limits our growth potential, page 17

8.   Please revise to quantify the degree of population and economic decline in your market areas.

We own stock in the Federal Home Loan Bank of Pittsburgh…, page 18

9.   Please discuss the impact of financial troubles at the FHLB Pittsburgh, and the system as a whole, on your ability to fund your operations using advances.

Deposit Activities and Other Sources of Funds, page 39

10.   On page I.4 of the valuation report, it states that deposit growth, particularly money
        market accounts, has been achieved largely through "marketing of select promotional
        rates that exceed market rates." On page 39 of the prospectus, you state that your
        "current strategy is to offer competitive rates on all types of deposit products," while on
        page 48 you state that "Money market account and certificate of deposit growth was due
        to the marketing of promotional rates." Please tell us whether the sustained offering of
        above-market rates still figures as a significant strategy for growing deposits at the
        present time or in the foreseeable future, particularly in an environment of increasing
        interest rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
41

11.   Please revise to explain more fully the impact of your insurance activities on your income
        and expenses, particularly in light of your intention to grow this part of your business.
        We note the statement on page I.4 of the valuation report that core profitability is
        contingent on sources of non-interest operating income, particularly insurance
        commissions.

Risk Management

Allowance on the Remainder of the Loan Portfolio, pages 56-57

12.   We note your statement that your purchased loans are servicer dependent with loans
        located throughout the country and that receipt of complete and timely information on
        these portfolios has lagged due to the general increase in foreclosure activity across the
        country. Please tell us, and disclose in future filings, how and when information on these
        loans is obtained and how this impacts the amount and timing of recording the loan loss
        provision and charge-offs. In this regard, discuss any processes and procedures used to
        address the information time lag.

Employment Agreements, page 66

13.   Please provide effective dates for the employment agreements with Messrs. O'Brien and
        Barry.

Reasons for the Conversion and Offering, page 82

14.   On page 83 in your discussion of "disadvantages" to the conversion, you mention only
        that it could open the company control to contests, which is primarily a disadvantage to
        those in control. Revise to discuss disadvantages to the investors and shareholders, for
        example, the impact of the transaction on Return on Equity and the impact of the current

timing of the transaction on the exchange ratio. Do the same on page 19 of the supplemental prospectus for existing shareholders.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition of Insurance Commissions and Contingency Fees, page F-11

15.   Please confirm, if true, and revise your accounting policy to state that for policies that Exchange Underwriters, Inc. directly bills to policy holders, income is recorded at the latter of the effective date of the insurance policy or the date the client is billed.

16.   In addition to our comment above, please confirm, if true, and revise your accounting policy to state that commission revenues are presented net of an allowance for estimated policy cancellations.

Note 2 - Securities, pages F-15-F-19

Corporate Debt

17.   We note significant unrealized losses related to your insurance company-issued pooled trust preferred securities at December 31, 2009. Please address the following:

(a) Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Deferrals and defaults:
    a. Tell us in detail how you develop your estimate of future deferrals and defaults.
    b. Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned,

      c. Tell us and disclose if you treat actual deferrals the same as defaults.

      d. Tell us and disclose your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:
  a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
  b. Tell us and disclose your prepayment assumption and how you determine it.
  c. If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
  d. Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
  e. If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
  f. If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each pooled trust preferred security with at least one rating below investment grade, disclose expected deferrals and defaults as a percentage of the remaining performing collateral as of the most recent period end. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions as presented in the note, to allow an investor to understand why this information is relevant and meaningful.

<u>Cover Page of Supplemental Prospectus for the Existing Charter Financial Shareholders</u>

18.   Revise the cover page to clarify that the MHC will be voting on the conversion, and that the existing public shareholders must approve the conversion by a majority vote.

<u>Exhibits 5 and 8</u>

19.   We note that forms of legality and tax opinions have been filed. Please file signed and dated opinions as soon as possible.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3770 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Paul M. Aguggia, Esq.
        Aaron M. Kaslow, Esq.
        Kilpatrick Stockton LLP
        607 14th Street, N.W.
        Suite 900
        Washington, D.C. 20005

        Hugh T. Wilkinson, Esq.
        Elias, Matz, Tiernan & Herrick L.L.P.
        734 15th Street, N.W.
        11th Floor
        Washington, D.C. 20005